UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

COREL CORPORATION
 (Name of the Issuer)

COREL CORPORATION
(Name of Person(s) Filing Statement)

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

21869X103
(CUSIP Number of Class of Securities)

Kris Hagerman
Chief Executive Officer
Corel Corporation
1600 Carling Ave
Ottawa, Ontario
Canada A6 K1Z 8R7
(650) 930-5826

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Barry J. Reiter	Joel I. Greenberg	Gregory C. Smith
Bennett Jones LLP	Kaye Scholer LLP	Woodside Counsel, P.C.
3400 One First Canadian Place	425 Park Avenue	203 Redwood Shores Parkway
Toronto Ontario	New York, NY 10022-3598	Redwood Shores, CA 94065
M5X 1A4 Canada	(212) 836-8201	(650) 632-1690
(416) 777-6500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if this is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE
Transaction valuation(1)	Amount of filing fee(2)
$4,241,728.00	$236.69

(1)
Calculated solely for purposes of determining the filing fee. The transaction value is calculated by multiplying (i) the sum of (A) 767,807, which is the difference between 26,043,888, the number of Shares outstanding as of December 4, 2009, and 25,276,081, the number of Shares beneficially owned by Corel Holdings, L.P. and (B) 292,625, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of December 4, 2009 with an exercise price less than $4.00 (“in-the-money” options) by (ii) $4.00, which is the per Share consideration to be provided to holders other than Corel Holdings, L.P. upon consummation of the transaction.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,666.31
Form or Registration No.:	SC TO-T
Filing Party:	Corel Holdings, L.P.
Date Filed:	October 28, 2009
Amount Previously Paid:	$271.33
Form or Registration No.:	SC TO-T/A
Filing Party:	Corel Holdings, L.P.
Date Filed:	November 12, 2009

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 13E-3”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2009 by Corel Corporation, a Canadian corporation (the “Company” or “Corel”), relating to the tender offer, as amended, by Corel Holdings, L.P. (the “Offeror”), a holding company organized by VCP II International LLC, a manager of private equity funds (together with its affiliates, including the Offeror, “Vector”) in the Cayman Islands for the purpose of holding the Company’s common shares, no par value per share (“Shares”), to acquire all of the issued and outstanding Shares not already owned by Vector for $4.00 per Share upon the terms and subject to the conditions specified in the Amended and Restated Offer to Purchase, dated November 16, 2009 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, each as previously filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Offeror with the SEC under cover of Schedule TO (as amended and supplemented from time to time).  Pursuant to the tender offer, the Offeror acquired 7,618,467 Shares of the Company.

This Amendment relates to the consolidation (the “Consolidation”) contemplated by the attached Proxy Statement on Schedule 14A (the “Proxy Statement”).  The Consolidation is the second and final step in the Offeror’s acquisition of the Company.  As of the effective time of the Consolidation, Shares will be consolidated on the basis of every 871,589 Shares into one (1) new Share (“New Common Share”).  Fractional New Common Shares will not be issued.  Shareholders of the Company (“Shareholders”) who do not hold sufficient Shares to qualify for the issuance of New Common Shares pursuant to the Consolidation will receive cash consideration equal to the consideration paid under the tender offer, or U.S. $4.00, in respect of each pre-Consolidation Share held in lieu of any fractional shares otherwise issuable as a result of the Consolidation.  The Purchaser is the only Shareholder that holds a sufficient number of shares to receive New Common Shares pursuant to the Consolidation.

Concurrently with the filing of this Amendment, the Company is filing with the SEC the Proxy Statement relating to the special meeting of Shareholders at which the Shareholders will be asked to consider and vote upon the proposal to approve the special resolution authorizing the Consolidation.

The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Item 1: Summary Term Sheet.

Item 1001 of Regulation M-A:

 The information included in and incorporated by reference into Item 1 of the Schedule 13E-3 is amended and supplemented with the information set forth in the Proxy Statement under the following caption and is incorporated herein by reference.

•	“Summary Term Sheet”

Item 2: Subject Company Information.

Item 1002 of Regulation M-A:

The information included in and incorporated by reference into Item 2 of the Schedule 13E-3 is amended and supplemented with the following:

(b) Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Special Meeting—Record Date and Quorum”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Information about Corel Corporation—Price Range of Shares; Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Information about Corel Corporation—Price Range of Shares; Dividends”

Item 4: Terms of the Transaction.

The information included in and incorporated by reference into Item 4 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1004 of Regulation M-A:

(a) Material Terms.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Consolidation”

•	“Summary Term Sheet—The Special Meeting”

•	“Summary Term Sheet—The Purchaser Group’s Reasons for the Tender Offer and the Consolidation”

•	“Summary Term Sheet—Certain U.S. Federal Income Tax Considerations for U.S. Holders”

•	“Summary Term Sheet—Certain Canadian Federal Income Tax Considerations”

•	“The Special Meeting—The Special Resolution”

•	“The Special Meeting—Vote Required for Approval”

•	“The Special Meeting—Approval Assured”

•	“Special Factors—The Company’s Reasons for the Consolidation”

•	“Special Factors—The Purchaser Group’s Reasons for the Tender Offer and the Consolidation”

•	“Special Factors—Certain U.S. Federal Income Tax Considerations for U.S. Holders”

•	“Special Factors—Certain Canadian Federal Income Tax Considerations”

•	“The Consolidation—Shareholder Approvals”

•	“The Consolidation—Legal Aspects”

•	“The Consolidation—Terms of the Consolidation”

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Appraisal Rights”

• “The Consolidation—Right of Dissent”

(e) Provisions for Unaffiliated Security Holders.  In connection with the transaction, no provisions have been made to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5: Past Contacts, Transactions, Negotiations and Agreements.

The information included in and incorporated by reference into Item 5 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1005 of Regulation M-A:

(a) Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Special Factors—Background”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Special Factors—Background”

• “The Consolidation—Background and Purpose of the Special Meeting”

Item 6: Purposes of the Transaction and Plans or Proposals.

The information included in and incorporated by reference into Item 6 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1006 of Regulation M-A

(b) – (c) Use of Securities Acquired; Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—The Purchaser Group’s Reasons for the Tender Offer and the Consolidation”

• “Special Factors—The Company’s Reasons for the Consolidation”

• “Special Factors—The Purchaser Group’s Reasons for the Tender Offer and the Consolidation”

• “Special Factors—Plans for the Company After the Consolidation”

• “Special Factors—Effects of the Consolidation on the Market for the Shares; Nasdaq and TSX Listing; Registration under the Exchange Act”

Item 7: Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

The information included in and incorporated by reference into Item 7 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1013 of Regulation M-A:

(a) – (c) Purposes; Alternatives; Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—The Consolidation”

• “Summary Term Sheet—Recommendation of Corel Board of Directors”

• “Summary Term Sheet—Opinion of Corel’s Financial Advisor”

• “Summary Term Sheet—The Purchaser Group’s Reasons for the Tender Offer and the Consolidation”

• “The Special Meeting—The Special Resolution”

• “Special Factors—Background”

• “Special Factors—Recommendation of Corel Board of Directors”

• “Special Factors—The Company’s Reasons for the Consolidation”

• “Special Factors—Position of the Company Regarding Fairness of the Consolidation”

• “Special Factors—Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”

• “Special Factors—The Purchaser Group’s Reasons for the Tender Offer and the Consolidation”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—The Consolidation”

• “Summary Term Sheet—Certain U.S. Federal Income Tax Considerations for U.S. Holders”

• “Summary Term Sheet—Certain Canadian Federal Income Tax Considerations”

• “The Special Meeting—The Special Resolution”

• “Special Factors—Certain U.S. Federal Income Tax Considerations for U.S. Holders”

• “Special Factors—Certain Canadian Federal Income Tax Considerations”

• “Special Factors—Plans for the Company After the Consolidation”

• “Special Factors—Effects of the Consolidation on the Market for the Shares; Nasdaq and TSX Listing; Registration under the Exchange Act”

• “The Consolidation—Terms of the Consolidation”

Item 8: Fairness of the Transaction.

The information included in and incorporated by reference into Item 8 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1014 of Regulation M-A:

(a) – (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendation of Corel Board of Directors”

•	“Summary Term Sheet—Opinion of Corel’s Financial Advisor”

•	“Special Factors—Recommendation of Corel Board of Directors”

•	“Special Factors—Position of the Company Regarding Fairness of the Consolidation”

•	“Special Factors—Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”

• (c) Approval of Security Holders. The Offer was structured to require approval of a majority of the unaffiliated shareholders of the Company.  The Consolidation does not require approval of any unaffiliated shareholders.

(d) – (e) Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendation of Corel Board of Directors”

•	“Special Factors—Background”

•	“Special Factors—Recommendation of Corel Board of Directors”

Item 9: Reports, Opinions, Appraisals, and Negotiations.

The information included in and incorporated by reference into Item 9 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1015 of Regulation M-A:

(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Corel’s Financial Advisor”

•	“Special Factors—Position of the Company Regarding Fairness of the Consolidation”

•	“Special Factors—Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”

(c) Availability of Documents. The opinion referenced in this Item 9 will be available for any interested Corel shareholder (or any representative of the shareholder who has been so designated in writing) to inspect and copy at the Company’s principal executive offices during its regular business hours.

Item 10: Source and Amounts of Funds or Other Consideration.

The information included in and incorporated by reference into Item 10 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1007 of Regulation M-A:

(a) – (b) Sources of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Financing”

• “Special Factors—Consolidation Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Financing”

• “Special Factors—Consolidation Financing”

(d) Borrowed Funds. Not applicable.

Item 11: Interest in Securities of the Subject Company.

The information included in and incorporated by reference into Item 11 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1008 of Regulation M-A:

(a) – (b) Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background”

•	“Interests of the Company’s Directors and Executive Officers in the Consolidation”

•	“Information about Corel Corporation—Security Ownership of Certain Beneficial Owners and Management”

Item 12: The Solicitation or Recommendation.

The information included in and incorporated by reference into Item 12 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1012 of Regulation M-A:

(d) – (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Recommendation of Corel Board of Directors”

• “Summary Term Sheet—The Purchaser Group’s Reasons for the Tender Offer and the Consolidation”

• “Special Factors—Recommendation of Corel Board of Directors”

• “Special Factors— The Purchaser Group’s Reasons for the Tender Offer and the Consolidation”

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Consolidation”

Item 13: Financial Statements.

The information included in and incorporated by reference into Item 13 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1010 of Regulation M-A:

(a) – (b) Financial Information; Pro Forma Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Information about Corel Corporation—Company Financial Projections”

•	“Information about Corel Corporation—Summary Historical Consolidated Financial Data”

Item 14: Persons/Assets, Retained, Employed, Compensated or Used.

The information included in and incorporated by reference into Item 14 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1009 of Regulation M-A:

(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Opinion of Corel’s Financial Advisor”

• “Summary Term Sheet—Interests of the Company’s Directors and Executive Officers in the Consolidation”

• “Special Factors—Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Consolidation”

Item 15: Additional Information.

The information included in and incorporated by reference into Item 15 of the Schedule 13E-3 is amended and supplemented with the following:

Item 1011(b) of Regulation M-A:

(b) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16: Exhibits.

The information included in and incorporated by reference into Item 16 of the Schedule 13E-3 is amended and supplemented with the following:

Exhibit Number	Description
(a)(1)(i)	The Preliminary Proxy Statement of Corel Corporation, as filed with the SEC on Schedule 14A by Corel Corporation on December 18, 2009, incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: December 18, 2009

Corel Corporation By	/s/ Kris Hagerman Kris Hagerman Chief Executive Officer